Exhibit 1.2

REGULATIONS TO THE LAW OF PETRÓLEOS MEXICANOS

CHAPTER I

GENERAL PROVISIONS

Article 1.- For purposes of these Regulations, the following terms shall be understood as:

I.	Special Committee: The special committee set forth in article 24 of the Law;

II.	Directors of the Federal Government: The members of the Board of Directors referred to in section II of article 15 of the Law;

III.	Independent Directors: The members of the Board of Directors referred to in section III of article 15 of the Law;

IV.	Board of Directors: The Board of Directors of Petróleos Mexicanos; and

V.	Law: The Law of Petróleos Mexicanos.

CHAPTER II

PROVISIONS REGARDING THE DUTIES OF THE OWNERS

First Section

Appointment and Removal of the Members of the Board of Directors

Article 2.- For purposes of what is set forth in article 19 of the Law, the public information and documentation available for consultation shall include personal information about the persons appointed as members of the Board of Directors relating to their academic, professional and work backgrounds, as well as their capacity, abilities or skills that qualify them to be appointed to such positions.

The directors may grant their consent in writing to the Federal Executive Branch, through its Legal Counsel’s Office, to allow documentation and personal information other than what is described in the previous paragraph to form part of the information and documentation referred to in article 19 of the Law, with respect to the appointment of directors.

Article 3.- The persons that are chosen to be appointed as Directors of the Federal Government, except those who are cabinet secretaries, or as Independent Directors shall provide, prior to their appointments, the Legal Counsel’s Office of the Federal Executive Branch with documentation demonstrating their compliance with the requirements set forth in the Law, as well as a written statement swearing under oath that they are aware of and in compliance with the requirements set forth in the Law to be appointed as Directors of the Federal Government or Independent Directors, as applicable, and that none of the impediments or conflicts of interest set forth in the Law or these Regulations apply. In the aforementioned statement, the persons chosen to be appointed as directors shall include a detailed description of the positions, offices or commissions that they have held and the professional services that they have provided in the past, as well as the most relevant duties that they have carried out, up to the date of their appointment.

This statement shall also indicate if such persons have held directorships in companies that compete with Petróleos Mexicanos, its productive subsidiary companies or affiliated companies, or if they have provided advisory or legal representation services, as described in the penultimate paragraph of article 20 of the Law.

Article 4.- If an Independent Director is appointed for an additional period in accordance with article 22 of the Law, he or she shall again submit to the Legal Counsel’s Office of the Federal Executive Branch the statement referred to in the previous article, with updated information, as well as any other documents that require updates.

Article 5.- The documentation relating to the removal of an Independent Director shall be public from the moment the Federal Executive Branch has made the determination of such removal in accordance with the first paragraph of article 38 of the Law.

For purposes of the second paragraph of article 38 of the Law, the corresponding documentation shall be sent to the Senate. Until the Senate issues its approval, if applicable, the relevant Independent Director shall recuse him or herself from learning of and voting on any matters submitted to the Board of Directors for consideration that are directly related to the grounds for removal.

Article 6.- The liabilities incurred by the members of the Board of Directors pursuant to the Law shall be enforceable independent of the commencement or conclusion of relevant removal procedures.

Article 7.- The appointment of alternates that may attend meetings of the Board of Directors and their committees, in accordance with the third paragraph of article 17 of the Law, shall be notified by the relevant cabinet Secretary.

Article 8.- The provisions set forth in the Law and these Regulations relating to the liabilities, duties and obligations of the members of the Board of Directors, including those relating to impediments and conflicts of interest, shall be applicable to the alternates appointed in accordance with the Law.

Second Section

Conflicts of Interest of the Members of the Board of Directors

Article 9.- For purposes of the second paragraph of article 16; the first paragraph of article 21; the second paragraph section VI of article 26; section V of article 37 and all other applicable provisions of the Law, and without prejudice to what is provided therein, the Directors of the Federal Government and the Independent Directors shall abstain from:

I.	Holding a position, office or commission in Petróleos Mexicanos, its productive subsidiary companies or affiliated companies, other than as a Director of the Federal Government or an Independent Director;

II.	Rendering professional services, being a member of the governing board or management, or being employed at peer companies, of Petróleos Mexicanos, its productive subsidiary companies or affiliated companies, or any of their competitors;

III.	Holding any position, office or commission, or rendering a service of any kind to:

a)	The coordinated regulatory bodies related to energy matters;

b)	The Mexican Petroleum Fund for Stabilization and Development, except for its Technical Committee; and

c)	The National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector, except for its Technical Committee;

IV.	Purchasing bonds, notes, commercial paper or any other kind of security issued or guaranteed by Petróleos Mexicanos, its productive subsidiary companies or affiliated companies, except for investments in the securities markets through funds or investment partnerships or, if through any other instrument, they have no power of decision over the investment;

V.	Receiving directly or indirectly a benefit, income or compensation of any kind from Petróleos Mexicanos, its productive subsidiary companies or affiliated companies, other than those deriving from their activities as members of the Board of Directors;

VI.	Presiding over or being a member of the management board, board of trustees, board of directors or any similar or equivalent body, or being employed at a foundation, university, non-profit organization or private partnership that receives more than fifty percent of its aggregate amount of donations from Petróleos Mexicanos, its productive subsidiary companies or affiliated companies during the year, provided that, as a result of their activities in the foundation, university, non-profit organization or private partnership, they can directly or indirectly negotiate such donations, determine their use or receive a direct or indirect benefit; and

VII.	Undertaking or carrying out any position, office, commission, activity or service, directly or indirectly, in any shape or form, that represents a conflict of interest, by constituting an interference in the due and adequate exercise of their activities as directors.

The impediments set forth in the third paragraph of article 16 of the Law shall refer to any position, office or commission, regardless of the branch or public entity of the levels of government mentioned therein, except for teaching or research positions.

Article 10.- The Directors of the Federal Government and the Independent Directors shall submit to the Federal Executive Branch, through the Ministry of Public Function, and to the Board of Directors, during the month of January of each year, a written statement swearing under oath that none of the impediments or conflicts of interest set forth in the Law and in these Regulations apply to them, as well as indicating all other professional activities, positions, offices or commissions that they have held in the immediately preceding calendar year, as well as all consultancy contracts or contracts that they personally entered into or in which they participated in connection with their professional activities, during the same period.

Article 11.- Upon the request of the Ministry of Public Function, Petróleos Mexicanos shall provide a copy of any report or briefing that it has provided to the competent authorities, national or foreign, containing information related to the current and past activities of the members of the Board of Directors.

Article 12.- In the event that in the opinion of at least two members of the Board of Directors or the Commissioner there exists a justified question as to whether the activities, positions, offices, commissions or contracts included in the statement referred to in article 10 of these Regulations constitute a conflict of interest, they shall submit a corresponding opinion to the Ministry of Public Function, in order for it to determine the proper course of action.

The determination made pursuant to the preceding paragraph shall be without prejudice to the liabilities and legal actions that, if applicable, are appropriate.

Article 13.- It shall be deemed that the members of the Board of Directors do not incur in a conflict of interest when they:

I.	Carry out altruistic, cultural or charitable activities, except for as provided in article 9, section VI of these Regulations;

II.	Carry out activities for which they receive no compensation, travel expenses, third party costs or economic benefits of any kind, provided that they are unrelated to the industries or activities that form part of Petróleos Mexicanos’ purpose; and

III.	Give conferences in their personal capacity or participate in other forums; teach or undertake any other academic activity in public or private institutions, provided they do not disclose information to which they gained access through their duties as members of the Board of Directors, other than public information.

Article 14.- With respect to article 21, section VI of the Law, membership in management boards of legal entities whose main purpose is to carry out cultural, altruistic or non-profit activities shall not be considered, provided that it does not impede the adequate performance of the Independent Director’s duties.

Article 15.- If as part of the annual evaluation referred to in article 117 of the Law, the Commissioner detects a potential conflict of interest, he or she shall immediately submit the respective opinion to the Ministry of Public Function.

Third Section

Compensation of the Members of the Board of Directors

Article 16.- For the functioning of the Special Committee, one of the representatives of the Ministry of Finance and Public Credit, as determined by its secretary, shall preside and convene the meetings. Notice of the meetings must be sent at least ten calendar days before the meetings are scheduled to take place.

Article 17.- The decisions of the Special Committee shall be recorded in the minutes adopted for such purpose, which shall include the reasons and motives upon which their adoption was based, in accordance with the third paragraph of article 24 of the Law and, if applicable, article 24 of these Regulations.

The minutes referred to in the preceding paragraph shall be signed by the three members of the Special Committee and shall be submitted to the Director General of Petróleos Mexicanos for the corresponding effects.

The resolutions of the Special Committee shall apply, upon their notice, to Petróleos Mexicanos.

Article 18.- The undersecretaries of the Ministries of Energy and Finance and Public Credit in their capacity of alternates as the secretaries of such ministries, as well as the undersecretaries of the ministries in their capacity as Directors of the Federal Government, shall not be appointed as members of the Special Committee.

The previous paragraph shall not apply to other undersecretaries that, if applicable, are alternates at the meetings of the committees of the Board of Directors.

Article 19.- The compensation of the Directors of the Federal Government that are not public officials and the Independent Directors shall be paid directly by Petróleos Mexicanos.

In accordance with the first paragraph of article 24 of the Law, Petróleos Mexicanos shall enter into the applicable fee agreements.

Fourth Section

Evaluation of Petróleos Mexicanos

Article 20.- The annual evaluation provided for in article 117, section I of the Law, which is to be performed by the Commissioner shall be carried out in accordance with the best international practices that apply, making sure that the results of the evaluation and the reports derived from such results are comparable over time.

The report submitted to the Chamber of Deputies and the Federal Executive Branch shall not include Company information that is protected as trade or industry secrets, nor any other information that is classified as reserved or confidential pursuant to the Federal Law of Transparency and Access to Governmental Public Information.

No later than March 30 of each year, the ministries of Energy and of Finance and Public Credit may request that the Commissioner analyzes or evaluates specific aspects of the performance of Petróleos Mexicanos in the annual evaluation that he or she prepares for the previous year.

Article 21.- The services contract entered into with the Commissioner appointed pursuant to article 117 of the Law shall be formalized between such Commissioner and Petróleos Mexicanos. The ministries of Energy and of Finance and Public Credit may determine the minimum content that must be included in the evaluation carried out by the Commissioner.

The corresponding fees of the Commissioner shall be established by the Special Committee, and shall be paid by Petróleos Mexicanos.

Article 22.- Within fifteen days of the Federal Executive Branch’s receipt of the report referred to in section I of article 117 of the Law, the report must be made public on the websites of Petróleos Mexicanos and the ministries of Energy and of Finance and Public Credit.

Once the report referred to in the previous paragraph is delivered to the Federal Executive Branch and the Chamber of Deputies in accordance with the Law, Petróleos Mexicanos may submit the comments and clarifications relating to the content of the report that it deems appropriate to such Branches.

Article 23.- The Commissioner shall abstain from attending or participating in the meetings of the Board of Directors, in accordance with section IX of article 26 of the Law, when such participation could compromise or affect his or her impartiality and independence with respect to exercising his or her authority to evaluate, or if such participation would create a conflict of interest.

Article 24.- The decisions regarding the appointment of Independent Directors for an additional term, their compensation and the compensation of the Directors of the Federal Government that are not public officials, as well as the proposed state dividend of Petróleos Mexicanos and each of its productive subsidiary companies, shall take into account, notwithstanding what is set forth in the Law, the following:

I.	The recommendations and observations, including those regarding performance, if applicable, formulated by the Superior Audit Office of the Federation;

II.	The evaluation referred to in section I of article 117 of the Law; and

III.	The report referred to in article 113 of the Law.

In addition to the documents referred to in the previous sections, all other available reports and documentation may be taken into account, provided that they are deemed appropriate.

Article 25.- The annual report of the Director General of Petróleos Mexicanos referred to in section XIII of article 46 and article 113 of the Law shall also be delivered to the Commissioner within the same period referred to in the first paragraph of article 113 of the Law.

CHAPTER III

PROVISIONS REGARDING THE SPECIAL REGIME

First Section

Motion for Reconsideration in Contracting Matters

Article 26.- The motion for reconsideration set forth in section I of article 81 of the Law shall have the purpose of revoking, amending or confirming, wholly or partially and on a definitive basis, the decision to award an acquisition, lease, service or works contract.

The awarded contract shall not be signed before the expiration of the period provided for the filing of a motion for reconsideration.

Article 27.- The collegiate body established in the Organic Statute of Petróleos Mexicanos shall have the responsibility of overseeing and resolving the motions for reconsideration provided for in this Section, and shall include an area responsible for carrying out the preliminary investigation, whose main function shall be conducting the proceedings pursuant to these Regulations, and in accordance with the authority granted to it by the Organic Statute of Petróleos Mexicanos.

Article 28.- The brief in support of the motion for reconsideration shall be filed before the collegiate body referred to in the previous article, within five business days of the public meeting at which the decision is announced or, if no such public meeting takes place, the participant is notified.

Article 29.- In the case of a joint bid, each participant must sign the brief in support of the motion for reconsideration and failure to do so will result in its dismissal, unless it is submitted by the common representative who has been appointed to such position since the commencement of the contracting process, if applicable.

Article 30.- The brief in support of the motion for reconsideration shall be filed and must contain the following:

I.	The addressee;

II.	The name of the contesting party and, if applicable, his or her representative, who shall provide the public document that verifies his or her authority to act as the representative;

Participants that have submitted a joint bid and did not appoint a common representative upon the commencement of the contracting process must appoint a common representative in the initial brief in support of the written motion for reconsideration; otherwise, the person who first appears in such brief shall be deemed the representative;

III.	The address to receive personal notices. In the event that an address is not indicated, notices shall be delivered to the address indicated in the relevant contracting process or, by list, which shall be displayed in a visible location and easily accessible, as determined by the collegiate body, and the minutes of such notification by list must be prepared;

IV.	The decision awarding the contract that is being contested, the date of its issuance and, if applicable, the certified notice of such decision;

V.	The name and address of the person to whom the contract was awarded, who shall be deemed an interested third party, if applicable;

VI.	The facts or omissions that constitute the background of the contested decision;

VII.	The grievances that are claimed to have been suffered; and

VIII.	The evidence offered, which must relate to the facts and omissions described in the brief in support of the motion. for reconsideration. With respect to documentary evidence that forms part of the contracting process and is in the possession of the contracting authority, it is sufficient for such evidence to be offered in order for the contracting authority to provide authorized copies of such evidence at the time the contracting authority renders its report.

In addition to attaching documentation proving his or her authority, copies of the brief in support of the motion for reconsideration and its annexes shall be attached to be submitted to the contracting authority and the interested third party, if applicable. In the event that such copies are not attached, the contesting party shall be required to provide them within three business days and if the contesting party fails to do so, the motion for reconsideration will be deemed unfiled.

Furthermore, the contesting party shall be notified of the omission of any of the requirements set forth in sections I and IV of this article in order for such omission to be corrected, with the warning that failure to do so within three business days will result in the dismissal of the motion for reconsideration.

Article 31.- The filing of any motion contesting a decision to award the contract shall suspend the execution of such decision until the motion has been resolved, provided that:

I.	The suspension of the execution is expressly requested by the contesting party;

II.	The requirements referred to in article 30 of these Regulations are met; and

III.	Public interest is not prejudiced and public policy provisions are not violated.

In its request, the contesting party shall outline the reasons for which it deems suspension to be appropriate, as well as how the execution of the decision will affect such party.

The suspension may be requested at any time, up to the time at which a final resolution that concludes the motion for reconsideration rendered.

Article 32.- When the collegiate body independently identifies the actual or potential existence of acts that are contrary to applicable legal provisions, it may order the suspension of the execution of the awarding decision, provided that the motion for reconsideration has not yet been rendered.

Article 33.- The collegiate body shall determine whether to grant the suspension within three business days of receipt of the report rendered by the contracting authority and, if it is not resolved within such period, the suspension shall be deemed granted.

Article 34.- Where suspension is proper but damages or losses to the contracting authority or interested third party could result, the contesting party shall provide a guaranty to cover such damages and indemnify the contracting authority or interested third party for the losses that could be caused by the suspension, in the event that the contracting party does not obtain a favorable resolution in the action.

The resolution of the suspension request shall contain the considerations and legal bases on which it rests. If suspension is granted, the resolution shall specify the situation in which the matter shall remain.

In any event, the suspension shall be subject to the requirement that the contesting party, within three business days of receipt of notice of the respective resolution, must provide a guaranty of the damages and losses that the contracting authority or interested third party could suffer.

The guaranty shall not be less than ten nor greater than thirty percent of the amount of the economic proposal of the contesting party, and when such amount cannot be determined, the guaranty shall be based on the authorized budget for the corresponding contracting process.

In the event that the requested guaranty is not provided under the terms set forth in the third paragraph of this article, the suspension shall cease to be effective.

The suspension shall cease to be effective if the interested third party provides a counter-guaranty equal to the amount guaranteed by the contesting party.

Article 35.- The brief in support of the motion for reconsideration shall be deemed unfiled if:

I.	It is not filed within the period set forth in article 28 of these Regulations;

II.	No grievances are expressed;

III.	The documentation proving the authority of the representative to submit the motion for reconsideration on behalf of the contesting party is not attached, pursuant to section II of article 30 of these Regulations;

IV.	Is not signed by the appropriate person; and

V.	When the motion is brought by a bidding party individually and his or her participation in the contracting process was carried out jointly, provided that such bidding party was not previously appointed as the common representative in the relevant contracting process.

Article 36.- The brief in support of the motion for reconsideration shall be inadmissible if:

I.	It is challenging acts that are the subject matter of a pending motion and is brought by the same contesting party against the same challenged acts;

II.	It is challenging acts that do not affect the legal interests of the contesting party;

III.	It is challenging acts for which express consent was granted;

IV.	The challenged decision cannot be legally or materially effective due to the nonexistence of the purpose or subject of the contracting process upon which the motion for reconsideration is based;

V.	The contesting party has opted for the jurisdictional action referred to in section II of article 81 of the Law; and

VI.	It is based on acts that have been previously resolved through a different motion for reconsideration, notwithstanding the fact that the merits of that motion had not been analyzed in the decision.

Article 37.- The motion for reconsideration shall be dismissed when:

I.	The contesting party expressly withdraws the motion;

II.	During the proceedings, any of the bases of inadmissibility referred to in the preceding article arise; and

III.	The contesting party dies during the proceedings, provided that the challenged decision only affects that party personally.

Article 38.- Notices under the motion for reconsideration shall be delivered:

I.	Personally, to the contesting party and the interested third party, in the following cases:

a)	The initial notice and requirements;

b)	The resolutions granting or denying suspension;

c)	The final resolution; and

d)	All other determinations or resolutions that are to be personally delivered, as determined by the collegiate body overseeing the motion for reconsideration;

II.	By list, when required by section III of article 30 of these Regulations, and with respect to any other situation not described in the preceding section, or when the contesting party or the interested third party has not indicated an address; and

III.	By written communication, when addressed to the contracting authority.

Article 39.- Once the motion for reconsideration is admitted, the contracting authority shall be required to issue a circumstantial report within five business days, setting forth the reasons and bases to sustain the inadmissibility of the motion, as well as the validity or legality of the awarding of the contract that is challenged and shall attach, if applicable, an authorized copy of the evidence necessary to support such report and the documentation referred to in section VIII of article 30 of these Regulations.

Article 40.- Once the information of the interested third party is known, he or she must be provided with a copy of the initial brief in support of the motion for reconsideration and the attachments thereto, and within five business days, such party is to appear in the proceedings to declare his or her interest in the matter and to submit evidence; this interested third party shall be subject to article 30 of these Regulations, as applicable.

Article 41.- Once the evidence is submitted and the preliminary investigation is concluded, the parties shall have a period of three business days, commencing on the day following the conclusion of the preliminary phase, to submit their final arguments. Upon the expiration of this period, the collegiate body overseeing the motion for reconsideration will issue the final resolution within a period of ten business days, against which no administrative challenge will be admitted.

Article 42.- The contracting authority shall comply with the final resolution issued by the collegiate body and all of its terms within a period of five business days. The execution of the collegiate body’s resolutions may only be suspended by determination of the competent administrative or judicial authority.

If the contracting authority does not comply with the terms of the resolution, the contesting party or the interested third party shall give notice to the collegiate body that resolved the motion for reconsideration to enforce compliance and, if applicable, give notice to the Liabilities Unit so that it may proceed in accordance with the Federal Law of Administrative Liabilities of Public Officials.

Article 43.- Only bidders that submitted proposals during the contracting process that is subject to challenge will have a legal interest to bring a motion for reconsideration.

Article 44.- Upon effectiveness of the resolution that concludes the motion for reconsideration and within the subsequent three-month period, the interlocutory procedure for the execution of the guaranty or counter-guaranty may be commenced through the filing of a brief before the collegiate body overseeing such action.

The aforementioned brief in support of the interlocutory procedure shall indicate the damages or loss caused by the suspension of the signing of the contract or the acts that interrupted the suspension due to the counter-guaranty provided by the interested third party, submitting evidence that is deemed relevant. If such brief is not filed within the period set forth in the preceding paragraph, restitution or cancellation, as applicable, of the guaranty or counter-guaranty shall apply.

Notice of the brief in support of the interlocutory procedure will be provided to the interested party who granted the guaranty or counter-guaranty, as applicable, in order for such party to declare his or her interest in the matter and provide the corresponding evidence, within a period of ten business days.

Once the evidence is submitted and heard, the collegiate body overseeing the reconsideration action shall resolve the interlocutory procedure within ten business days, determining whether the cancellation or the execution of the relevant guaranty or counter-guaranty is applicable, to the extent there is evidence of the damages or loss caused by the suspension of the signing of the contract or by the continuation of the acts, as applicable.

The guaranty or counter-guaranty shall only be executed upon the effectiveness of the resolution issued in the interlocutory procedure for the execution of the guaranty or counter-guaranty.

Article 45.- Regarding matters not provided in this section, the Federal Law of Administrative Procedure applies first and thereafter, the Federal Code of Civil Procedure shall apply on a supplementary basis.

Second Section

Various Provisions

Article 46.- The provisions in article 62 of the Law shall apply to the transformation and change in legal regime of the productive subsidiary companies and affiliated companies in which Petróleos Mexicanos directly participates.

Article 47.- Where the ministries of Energy and of Finance and Public Credit decide to exercise the authority set forth in the first and second paragraphs of article 65 of the Law, the respective cabinet secretaries shall provide notice, in writing, to the Secretary of the Board of Directors no later than two business days before the ordinary meeting during which the matter is to be discussed. In the event of an extraordinary meeting, notice of the decision shall be made during the meeting.

The participation of the representatives of the ministries of Energy and of Finance and Public Credit in the boards of directors of the productive subsidiary companies and affiliated companies in which Petróleos Mexicanos holds a direct interest shall be provided in the Creation Resolutions or in the organic statutes, as applicable; notwithstanding the fact that such instruments may be modified or amended in the event that such ministries decide to exercise the authority set forth in the first and second paragraphs of article 65 of the Law, at any subsequent time.

Article 48.- The following shall apply with respect to liability matters:

I.	The Liabilities Unit of Petróleos Mexicanos referred to in article 90 of the Law shall be headed by a person who shall be assisted by the following areas for the administration, follow-up and resolution of the matters under his or her authority:

a)	Complaints, accusations and investigations;

b)	Liabilities.

The Liabilities Unit may have delegates in each of the productive subsidiary companies, who shall have the authority to apply the administrative liabilities regime referred to in article 90 of the Law. In the exercise of their authority, the delegates referred to in this paragraph shall have a structure analogous to the Liabilities Unit of Petróleos Mexicanos, in accordance with applicable legal provisions.

The head of the Liabilities Unit, the corresponding heads of the complaints, accusations and investigations and liabilities areas, as well as the delegates in each of the productive subsidiary companies and their respective areas, shall have the authority granted by the Federal Law of Administrative Liabilities of Public Officials to the heads of the internal control bodies and the heads of complaints and responsibilities areas, respectively, as well as the authority that is granted to the aforementioned public officials with respect to liability matters pursuant to articles 79 and 80, sections I and III of the Internal Regulations of the Ministry of Public Function, to the extent they are not contrary to the Law.

II.	In imposing economic penalties in accordance with the Federal Law of Administrative Liabilities of Public Officials, the Liabilities Unit shall specify, if applicable, the corresponding amount for the indemnification of the damages and losses suffered by the relevant productive state-owned company.

The amounts that are collected in connection with economic penalties for damages and losses shall be considered equity of Petróleos Mexicanos or its productive subsidiary companies, as applicable; and

III.	Petróleos Mexicanos and its productive subsidiary companies may only demand the indemnification referred to in article 91 of the Law when the economic penalty that, if applicable, is imposed pursuant to the Federal Law of Administrative Liabilities of Public Officials does not contemplate the indemnification of the damages and losses that were caused.

Article 49.- The global financing proposal referred to in section I of article 106 of the Law shall be delivered within the period set forth in section II of article 101 of the Law.

Article 50.- The contracting process may be carried out pursuant to section VI of article 78 of the Law when the amount of each transaction that is intended to be effected by direct awarding or restricted invitation does not exceed six hundred and fifty thousand pesos in the first case, and three million pesos in the second. Such amounts shall be updated on an annual basis in accordance with the National Consumer Price Index.

The restricted invitation and direct awarding procedures referred to in this article may be used provided that the transactions are not subdivided for the purpose of being within the aforementioned thresholds and that the aggregate amount of the transactions in a fiscal year does not exceed thirty percent of the total approved budget for acquisitions, leasing, services and works of the relevant company.

Article 51.- For purposes of what is set forth in section II, subsection c) of article 83 of the Law, the Tax Administration Service, the Mexican Social Security Institute, the National Housing Fund for Workers Institute and the Ministry of Labor and Social Security shall share with Petróleos Mexicanos and its productive subsidiary companies the relevant information, pursuant to the collaboration agreements entered into for such purpose.

The persons interested in contracting with Petróleos Mexicanos and its productive subsidiary companies shall declare, in writing, their acknowledgment that the authorities referred to in the preceding paragraph will provide to such companies any information necessary to verify the requirements set forth in the provision mentioned in the preceding paragraph.

Article 52.- The Ministry of Public Function will enter into the required collaboration agreements with Petróleos Mexicanos in order to have the information referred to in section VI, subsection d) of article 76 of the Law.

Article 53.- When irregularities are detected during the contracting process of Petróleos Mexicanos and its productive subsidiary companies, including direct awarding, the following shall apply:

I.	In cases of acts or omissions of public officials of Petróleos Mexicanos or its productive subsidiary companies, notice shall be given to the Liabilities Units in order for it to intervene pursuant to the Federal Law of Administrative Liabilities of Public Officials; and

II.	In cases of acts or omissions of any other natural or legal person, notice shall be given to the Ministry of Public Function in order for it to intervene pursuant to the Federal Anticorruption Law in Public Contracting.

The foregoing is notwithstanding the measures that must be adopted pursuant to the policies and guidelines issued by the Board of Directors.

Article 54.- In order to comply with section II of article 97 of the Law, the Ministry of Finance and Public Credit shall submit to the Technical Committee of the Mexican Petroleum Fund for the Stabilization and Development its state dividend proposal for the account of Petróleos Mexicanos and each of its productive subsidiary companies, no later than August 15 of each year, attaching the documentation referred to in section I of such article, as well as any other documentation or information upon which its proposal is based, if applicable.

The Technical Committee referred to in the preceding paragraph shall issue its opinion within ten calendar days of receipt of the proposal. If the Technical Committee does not issue its opinion within such period, the proposal shall be deemed to be accepted.

Article 55.- For purposes of section XXVII of article 13 of the Law, control or significant influence shall have the meaning set forth in article 2, sections III and XI, of the Securities Market Law, respectively.

Article 56.- Pursuant to article 29 of the Law, the decisions and minutes of the Board of Directors and its committees shall be disclosed on the website of Petróleos Mexicanos within fifteen calendar days of their adoption or issuance, making sure that such disclosure complies with the classification of such information, if applicable, in accordance with the policies determined by the Board, and pursuant to applicable legal provisions.

Article 57.- The Board of Directors may have an Assistant Secretary who shall be appointed by the Board, upon the proposal of the Director General of Petróleos Mexicanos, and shall have the duties set forth in the operational and organizational rules of the Board of Directors and its committees.

Article 58.- In the guidelines issued in accordance with section XX of article 13 of the Law, the Board of Directors may determine, if applicable and in compliance with applicable laws, the levels of financial, legal and operative risks, including its liability limits, that Petróleos Mexicanos and its productive subsidiary companies may consider in carrying out their duties.

TRANSITORY PROVISIONS

First. These Regulations shall become effective on the day after their publication in the Official Gazette of the Federation, except for what is provided in the next three paragraphs.

Articles 46 to 49 of these Regulations shall become effective on the day after the publication of the declaration referred to in the Tenth Transitory Provision of the Law of Petróleos Mexicanos.

Article 54 of these Regulations shall become effective on January 1, 2016.

Articles 26 to 45 of these Regulations, which relate to the motion for reconsideration, as well as articles 50 to 52 shall become effective on the day on which the special regime for acquisitions, leasing, services and works becomes effective in accordance with the fourth paragraph of the Tenth Transitory Provision of the Law of Petróleos Mexicanos.

Second. The Regulations of the Law of Petróleos Mexicanos published on September 4, 2009 in the Official Gazette of the Federation shall continue to be effective pursuant to the third paragraph of the Tenth Transitory Provision of the Law of Petróleos Mexicanos, and shall be repealed on the day after the publication of the declaration referred to in the second paragraph of the aforementioned transitory provision and once the assumption set forth in the fourth paragraph therein has taken effect.

Third. References in these Regulations to the productive subsidiary companies of Petróleos Mexicanos shall be deemed to refer to the subsidiary entities of Petróleos Mexicanos, pursuant to the Eighth Transitory Provision of the Law of Petróleos Mexicanos, until the corporate reorganization outlined in such transitory provision has taken effect.

Fourth. The Board of Directors may determine, in observance of what is set forth in part B of the Eighth Transitory Provision of the Law of Petróleos Mexicanos and all other relevant transitory provisions, that the majority state participation companies that are mentioned in the Fifteenth Transitory Provision of the Law are transformed into productive subsidiary companies or affiliated companies under the framework set forth in the Fourth Title of the Law of Petróleos Mexicanos, notwithstanding that they may be reorganized into the corporate form that best suits them.

Upon the transformation set forth in the preceding paragraph, it will not be necessary to carry out the disincorporation from the Parastatal Federal Public Administration, as a notice from Petróleos Mexicanos to the Inter-Ministry Commission of Public Expenditure, Financing and Disincorporation about the transformation of the companies, which will be provided solely for informational purposes, will suffice.

Fifth. The Commissioner of Petróleos Mexicanos shall carry out the initial evaluation of the Company with respect to 2015, during 2016, as set forth in article 117 of the Law of Petróleos Mexicanos.

Sixth. Contesting actions and conciliatory procedures commenced prior to the effectiveness of these Regulations shall continue to be carried out in accordance with the provisions that were in effect at the time of their commencement and until their final resolution.

Seventh. The heads of the areas of the Liabilities Unit of Petróleos Mexicanos shall be appointed by the Ministry of Public Function. The foregoing, until article 37 of the Organic Law of the Federal Public Administration is effectively repealed in accordance with the Decree that amends, supplements and repeals various provisions of the Organic Law of the Federal Public Administration, which was published in the Official Gazette of the Federation on January 2, 2013.

Eighth. For purposes of what is set forth in the second paragraph of the Fourteenth Transitory Provision of the Law of Petróleos Mexicanos, the after-tax income of each productive subsidiary company shall be determined by subtracting from the total income, the deductible costs, expenditures and investments pursuant to the Income Tax Law and the contributions for the account of such companies.

Ninth. The productive subsidiary companies or affiliated companies shall take into account the market value of the assets, rights and obligations at the time the transfer provided for in part A of the Eighth Transitory Provision of the Law of Petróleos Mexicanos takes effect, for all tax purposes resulting after such transfer. The Board of Directors, upon the prior opinion of the Special Committee, shall establish the methodologies for determining the market value. The aforementioned Committee shall monitor the application of such methodologies.

Tenth. In accordance with the Eighteenth Transitory Provision of the Law of Petróleos Mexicanos, any updates to the investment programs and projects carried out by Petróleos Mexicanos or its subsidiary entities that were registered or are in the process of being registered in the Portfolio that is incorporated and managed by the Ministry of Finance and Public Credit, prior to the effectiveness of the special regime set forth in the Law of Petróleos Mexicanos, shall be carried out in accordance with the applicable guidelines at the time of their registration or request for registration, as well as in accordance with the modifications that, if applicable, are made to such guidelines, which shall set forth the applicable periods.